Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Avenida Presidente Juscelino Kubitschek, 2041, Suite 121, Block A
Condominium WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil

March 10th, 2022

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Getnet Adquirência e Serviços para Meios de Pagamento S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on March 10th, 2022. This disclosure can be found on page 87 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Getnet Adquirência e Serviços para Meios de Pagamento S.A.
By:	/s/ Pedro Carlos Araujo Coutinho
	Name:	Pedro Carlos Araujo Coutinho
	Title:	Chief Executive Officer